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POLICY COVER SHEET

Job Name: XP3310D5 Print Date and Time: 05/15/07 21:02

File Number: O617O

Business Center/

Original Business Unit: FINANCIAL AND PROFESSIONAL SERVICES

Policy Number: 490PB1263

Name of insured: SCOTTISH WIDOWS INVESTMENT PARTNERSHIP

Agency Number: 3141143

Department or Expense Center: 001

Underwriter: 1346111 Underwriting Team:

Data Entry Person: LAURA CHEUNG

Date and Time: 05/15/07 16:50 002

Special Instructions

Policy Commencement Date: 08/31/06

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04 2004


The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1 of 2

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396

(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS BOND NO. 490PB1263

Item 1. Name of Insured (herein called Insured):

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED and Scottish Widows Investment Partnership Trust

Principal Address:
1251 Avenue of the Americas
New York, NY 10020

Item 2. Bond Period from 12:01 a.m. on 08/31/06 to 12:01 a.m. on 08/31/07 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability Subject to Sections 9, 10, and 12 hereof: Limit of Liability Deductible Amount

Insuring Agreement A - FIDELITY $1,000,000. $25,000.
Insuring Agreement B - AUDIT EXPENSE $100,000. $5,000.
Insuring Agreement C - PREMISES $1,000,000. $25,000.
Insuring Agreement D - TRANSIT $1,000,000. $25,000.
Insuring Agreement E - FORGERY OR ALTERATION $1,000,000. $25,000.
Insuring Agreement F - SECURITIES $1,000,000. $25,000.
Insuring Agreement G - COUNTERFEIT CURRENCY $1,000,000. $25,000.
Insuring Agreement H - STOP PAYMENT $100,000. $5,000.
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF
DEPOSIT $100,000. $5,000.

OPTIONAL COVERAGES ADDED BY RIDER:

J. Uncollectible Items of Deposit $1,000,000. $25,000.

K. Unauthorized Signatures $100,000. $5,000.

L. Telefacsimile Systems $1,000,000. $25,000.

M. Voice-Initiated Transactions $1,000,000. $25,000.

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time


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this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto:

D0100 01-06
ICB011 07-04
ICB012 07-04
ICB013 07-04
ICB014 07-04
ICB015 07-04
ICB016 07-04

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04 2004

The St. Paul Travelers Companies, Inc. All Rights Reserved Page 2 of 2

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:


/s/ Bruce Backberg
-------------------------------------
Secretary


/s/ Brian MacLean
-------------------------------------
President
Authorized Representative

Countersigned At
Countersignature Date

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


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